EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(from continuing operations)

(Unaudited)

	December 31
	2009(1)	2008(1)	2007(1)	2006	2005
	(Amounts in thousands)
Excluding Interest on Deposits
Income (loss) from continuing operations before income taxes	$(1,202)	$(5,933)	$2,039	$1,992	$1,359
Fixed charges excluding preferred stock dividends	791	1,061	1,077	696	515

Income (loss) for computation excluding interest on deposits	(411)	(4,872)	3,116	2,688	1,874

Interest expense excluding interest on deposits	720	996	1,012	661	485
One-third of rent expense	71	65	65	35	30
Preferred stock dividends	230	26	—	—	—

Fixed charges including preferred stock dividends	1,021	1,087	1,077	696	515

Ratio of earnings to fixed charges, excluding interest on deposits	(0.40)	(4.48)	2.89	3.86	3.64

Including Interest on Deposits
Income (loss) from continuing operations before income taxes	$(1,202)	$(5,933)	$2,039	$1,992	$1,359
Fixed charges excluding preferred stock dividends	2,068	2,785	3,741	2,376	1,519

Income (loss) for computation including interest on deposits	866	(3,148)	5,780	4,368	2,878

Interest expense including interest on deposits	1,997	2,720	3,676	2,341	1,490
One-third of rent expense	71	65	65	35	30
Preferred stock dividends	230	26	—	—	—

Fixed charges including preferred stock dividends	2,298	2,811	3,741	2,376	1,520

Ratio of earnings to fixed charges, including interest on deposits	0.38	(1.12)	1.54	1.84	1.89

(1)	For purposes of this computation, the recognized interest related to uncertain tax positions for the years ended December 31, 2009, 2008, and 2007 of approximately $5 million, $31 million, and $82 million, respectively, was excluded.